UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   May 2012            File No.    0-30720

Radius Gold Inc.

(Name of Registrant)

200 Burrard Street, Suite 650, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive offices)

1.

Financial Review for the period ended March 31, 2012

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Radius Gold Inc.

(Registrant)

Dated: May 30, 2012	By: /s/ Simon Ridgway Simon Ridgway President and Director

FINANCIAL REVIEW

First Quarter Ended March 31, 2012

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

NOTICE TO READER

In accordance with National Instrument 51-102 of the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2012.  These financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company.

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

	March 31,	December 31,
	2012	2011
	(Unaudited)	(Audited)
ASSETS

Current assets
Cash and cash equivalents (Note 5)	$ 1,788,857	$ 1,763,574
Available-for-sale investments (Note 6)	782,259	641,707
Advances and other receivables (Note 12)	666,938	766,939
Taxes receivable	47,328	361,697
Due from related parties (Note 12)	205,576	541,889
Prepaid expenses and deposits	172,867	349,833
Total current assets	3,663,825	4,425,639

Non-current assets
Long-term deposits	70,425	70,425
Property and equipment (Note 7)	264,628	251,100
Exploration and evaluation assets (Notes 8 and 9)	4,103,346	4,103,346
Investment in associate (Note 8)	1,475,797	1,500,647
Total non-current assets	5,914,196	5,925,518

TOTAL ASSETS	$ 9,578,021	$ 10,351,157

LIABILITIES and SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (Note 12)	$ 286,716	$ 775,439
Total liabilities	286,716	775,439

Shareholders' equity
Share capital (Note 10)	56,592,613	56,592,613
Other equity reserve	6,251,338	6,251,338
Deficit	(53,686,865)	(53,312,682)
Accumulated other comprehensive income	134,219	44,449
Total shareholders' equity	9,291,305	9,575,718

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,578,021	$ 10,351,157

Events after the reporting date – Note 16

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS AND AUTHORIZED FOR ISSUE ON MAY 29, 2012 BY:

   “Simon Ridgway”                                      , Director

     “Ralph Rushton”                                       , Director

Simon Ridgway

Ralph Rushton

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

Expressed in Canadian Dollars)

	Three months ended March 31,
	2012	2011

EXPLORATION EXPENDITURES	$ 151,386	$ 598,107

GENERAL AND ADMINISTRATIVE EXPENSES
Amortization	12,567	12,890
Consulting fees (Note 12)	25,074	29,274
Donations	11,660	167
Legal and audit fees	62,780	3,018
Management fees (Note 12)	15,000	15,000
Office and miscellaneous	14,207	14,927
Public relations	26,780	21,840
Rent and utilities	16,467	(1,625)
Repair and maintenance	2,128	2,972
Salaries and wages (Note 12)	76,335	55,386
Share-based compensation (Note 11)	-	33,232
Telephone and communications	1,606	3,870
Transfer agent and regulatory fees	8,960	13,739
Travel and accommodation	27,172	23,128
	300,736	227,818

Loss before other items	(452,122)	(825,925)

OTHER INCOME (EXPENSES)
Share of post-tax losses of associate (Note 8)	(24,850)	-
Foreign currency exchange loss	(2,062)	(9,070)
Gain from mineral property option agreements	101,564	29,794
Investment income	3,287	17,267
Loss before income taxes	(374,183)	(787,934)

Deferred income tax recovery	-	14,556

Net loss for the period	$ (374,183)	$ (773,378)

Other comprehensive income (loss)
Fair value gains (losses) on available-for-sale investments	89,770	(184,093)
Total comprehensive loss	$ (284,413)	$ (957,471)

Basic and diluted loss per share	$(0.004)	$(0.010)

Weighted average number of common shares outstanding	86,675,617	79,814,613

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

For the three months ended March 31, 2012 and 2011

(Expressed in Canadian Dollars)

	Number of common shares	Share capital	Other equity reserve	Accumulated other comprehensive income (loss)	Deficit	Total
Balance, December 31, 2010	79,727,539	$ 52,631,209	$ 5,966,627	$ (121,517)	$ (45,078,001)	$ 13,398,318
Loss for the period	-	-	-	-	(773,378)	(773,378)
Options exercised	20,000	13,800	-	-	-	13,800
Warrants exercised	96,761	48,405	-	-	-	48,405
Transfer of other equity reserve on exercise of options	-	12,874	(12,874)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	917	(917)	-	-	-
Available-for-sale investments	-	-	-	(184,093)	-	(184,093)
Share-based compensation	-	-	33,232	-	-	33,232
Balance, March 31, 2011	79,844,300	52,707,205	5,986,068	(305,610)	(45,851,379)	12,536,284
Loss for the period	-	-	-	-	(1,393,999)	(1,393,999)
Shares issued for private placements	6,100,000	3,660,000	-	-	-	3,660,000
Shares issued for finders' fees	199,250	119,550	-	-	-	119,550
Shares issued for property acquisition	159,512	119,700	-	-	-	119,700
Options exercised	85,000	23,450	-	-	-	23,450
Warrants exercised	287,555	147,043	-	-	-	147,043
Transfer of other equity reserve on exercise of options	-	20,339	(20,339)	-	-	-
Transfer of other equity reserve on exercise of warrants	-	21,335	(21,335)	-	-	-
Share issuance costs	-	(226,009)	33,261	-	-	(192,748)
Available-for-sale investments	-	-	-	350,059	-	350,059
Fair value of distributed assets	-	-	-	-	(6,067,304)	(6,067,304)
Share-based compensation	-	-	273,683	-	-	273,683
Balance, December 31, 2011	86,675,617	56,592,613	6,251,338	44,449	(53,312,682)	9,575,718
Loss for the period	-	-	-	-	(374,183)	(374,183)
Available-for-sale investments	-	-	-	89,770	-	89,770
Balance, March 31, 2012	86,675,617	$ 56,592,613	$ 6,251,338	$ 134,219	$ (53,686,865)	$ 9,291,305

The accompanying notes form an integral part of these condensed consolidated interim financial statements

RADIUS GOLD INC.

(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)

 (Expressed in Canadian Dollars)

	Three months ended March 31,
	2012	2011

Cash provided by (used in):

OPERATING ACTIVITIES
Net loss for the period	$ (374,183)	$ (773,378)
Items not involving cash:
Amortization	12,567	12,890
Gain from mineral property option agreements	(101,564)	(29,794)
Loss on associate	24,850	-
Deferred income tax recovery	-	(14,556)
Share-based compensation	-	33,232
	(438,330)	(771,606)
Changes in non-cash working capital items:
Advances and other receivables	100,001	(38,797)
Taxes receivable	314,369	42,865
Prepaid expenses	176,966	34,190
Due from related parties	336,313	(58,836)
Accounts payable and accrued liabilities	(488,723)	(107,502)
	596	(899,686)

FINANCING ACTIVITY
Proceeds on issuance of common shares, net	-	62,205

INVESTING ACTIVITIES
Cash proceeds from mineral property option agreements	50,782	29,794
Purchase of property & equipment	(26,095)	(53,303)
	24,687	(23,509)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	25,283	(860,990)

Cash and cash equivalents - beginning of period	1,763,574	7,715,347

CASH AND CASH EQUIVALENTS - END OF PERIOD	$ 1,788,857	$ 6,854,357

The accompanying notes form an integral part of these condensed consolidated interim financial statements

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

1.

CORPORATE INFORMATION

Radius Gold Inc. (the “Company”) was formed by the amalgamation of Radius Explorations Ltd. and PilaGold Inc. effective on July 1, 2004.

The Company is domiciled in Vancouver, Canada and is engaged in acquisition and exploration of mineral properties located primarily in Central America and up to December 8, 2011, in Canada.  The address of the Company’s head office is #650 – 200 Burrard Street, Vancouver, BC, Canada V6C 3L6.

2.

BASIS OF PREPARATION

Statement of Compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”) on a basis consistent with the significant accounting policies disclosed in note 3 of the audited financial statements of the Company for the year ended December 31, 2011. The condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

Basis of Measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis, as modified by any revaluation of available-for-sale financial assets.

The condensed consolidated interim financial statements are presented in Canadian dollars (“CDN”), which is also the Company’s functional currency.

The preparation of financial statements in compliance with IFRS requires management to make certain critical accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies.  The areas involving a higher degree of judgment of complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 4.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All material intercompany transactions and balances have been eliminated on consolidation. Subsidiaries are deconsolidated from the date control ceases.

Details of the Company’s principal subsidiaries at March 31, 2012 are as follows:

Name	Place of Incorporation	Interest %	Principal Activity
Minerales Sierra Pacifico S.A.	Guatemala	100%	Exploration company
Exploraciones Mineras de Guatemala S.A	Guatemala	100%	Exploration company
Recursos Del Golfo, S.A.,	Guatemala	100%	Exploration company
Minerales de Nicaragua S.A.	Nicaragua	100%	Exploration company
Desarrollo Geologico Minerao, S.A.	Nicaragua	100%	Exploration company
Radius (Cayman) Inc	Cayman Islands	100%	Holding company
Pavon (Cayman) Inc.	Cayman Islands	100%	Holding company
Geometales Del Norte-Geonorte	Mexico	100%	Exploration company

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

2.

BASIS OF PREPARATION – (cont’d)

Nature of Operations

These financial statements have been presented on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  Realization values may be substantially different from the carrying values shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.  At March 31, 2012, the Company had no revenue producing operations and accumulated losses of $53,686,865 since inception. However, the Company has sufficient cash resources and a working capital surplus of $3.4 million to meet its obligations for at least the next twelve months from the end of the reporting year.  The Company will periodically have to raise funds to continue operations and, although it has been successful in doing so in the past, there is no assurance it will be able to do so in the future.

3.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE

The following new standards and interpretations have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.  The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers. The Company is yet to assess the full impact of IFRS 11 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

3.

STANDARDS, AMENDMENTS AND INTERPRETATIONS NOT YET EFFECTIVE – (cont’d)

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company is yet to assess the full impact of IFRS 12 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla Metals Inc.

b)

The Company determines the fair value of financial instruments that are not quoted, using valuation techniques.  Those techniques are significantly affected by the assumptions used and information known at the time of measurement.  In that regard, the derived fair value estimates cannot always be substantiated by comparison with independent markets and, in many cases, may not be capable of being realized immediately. The valuation technique used for unquoted securities is disclosed in Note 6.

c)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

4.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS – (cont’d)

d)

The recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statements of financial position;

e)

The carrying value of the investment in exploration and evaluation costs and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position.

f)

The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related amortization included in the condensed consolidated interim statement of comprehensive loss for the three month period ended March 31, 2012.

5.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investment or other purposes.   The Company does not hold any deposits with maturities of greater than three months from the date of acquisition.  Cash at banks and on hand earns interest at floating rates based on daily bank deposit rates.

6.

AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments are recorded at fair value.  As of March 31, 2012, available-for-sale investments consisted of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 23,174 common shares of Fortuna Silver Mines Inc. (“Fortuna”), and 7,175,700 warrants of Rackla Metals Inc. (“Rackla”), all public companies with common directors or officers.

As at March 31, 2012, the recorded amount for the available-for-sale investments was $782,259 (December 31, 2011: $641,707).  An unrealized gain (net of tax) of $89,770 was recorded in other comprehensive income during the three month period ended March 31, 2012 (2011: loss of $184,093).

There are no impairment provisions on the available-for-sale financial assets for the period ended March 31, 2012.

The fair value of quoted securities is based on published market prices. The fair value of the unquoted securities is based on fair value assessments including comparable private share offerings to arms-length parties.

	Focus Ventures Ltd.	Fortuna Silver Mines Inc.	Cordoba Minerals Corp. (1)	Solomon Resources Limited	Rackla Metals Inc. (2)	Portfolio Investments	Total
Balance, December 31, 2010	$ 523,851	$ 37,346	$ 300,000	$ 132,000	$ -	$ 1,412	$ 994,609
Acquisition of shares	-	29,794	-	22,500	-	-	52,294
Transferred on distribution of assets	-	-	(600,000)	(48,750)	-	-	(648,750)
Disposition of investments	-	-	-	-	-	(1,412)	(1,412)
Net change in fair value recorded in other comprehensive income	(322,370)	14,301	300,000	(105,750)	358,785	-	244,966
Balance, December 31, 2011	201,481	81,441	-	-	358,785	-	641,707
Acquisition of shares	-	50,782	-	-	-	-	50,782
Net change in fair value recorded in other comprehensive income	10,074	(27,940)	-	-	107,636	-	89,770
Balance, March 31, 2012	$ 211,555	$ 104,283	$ -	$ -	$ 466,421	$ -	$ 782,259

 (1)

Wesgold Minerals Inc. changed its name to Cordoba Minerals Corp. on April 30, 2012.

 (2)

Rackla warrants traded on the TSX-V.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

7.

PROPERTY AND EQUIPMENT

	Leasehold improvements	Trucks	Computer equipment	Furniture and equipment	Geophysical equipment	Field equipment	Total
Cost
Balance, December 31, 2010	$ 21,328	$ 259,918	$ 191,418	$ 43,452	$ 91,494	$ 2,480	$ 610,090
Additions	30,565	23,504	51,433	9,415	-	-	114,917
Disposals	-	(24,477)	-	-	(7,900)	-	(32,377)
Balance, December 31, 2011	51,893	258,945	242,851	52,867	83,594	2,480	692,630
Additions	-	26,095	-	-	-	-	26,095
Disposals	-	-	-	-	-	-	-
Balance, March 31, 2012	$ 51,893	$ 285,040	$ 242,851	$ 52,867	$ 83,594	$ 2,480	$ 718,725

Accumulated amortization
Balance, December 31, 2010	$ 17,246	$ 187,968	$ 136,714	$ 16,908	$ 31,174	$ 372	$ 390,382
Additions	4,401	9,663	26,364	6,109	12,592	632	59,761
Disposals	-	(8,613)	-	-	-	-	(8,613)
Balance, December 31, 2011	21,647	189,018	163,078	23,017	43,766	1,004	441,530
Additions	960	2,068	5,995	1,441	1,992	111	12,567
Disposals	-	-	-	-	-	-	-
Balance, March 31, 2012	$ 22,607	$ 191,086	$ 169,073	$ 24,458	$ 45,758	$ 1,115	$ 454,097

Carrying amounts
At December 31, 2010	$ 4,082	$ 71,950	$ 54,704	$ 26,544	$ 60,320	$ 2,108	$ 219,708
At December 31, 2011	$ 30,246	$ 69,927	$ 79,773	$ 29,850	$ 39,828	$ 1,476	$ 251,100
At March 31, 2012	$ 29,286	$ 93,954	$ 73,778	$ 28,409	$ 37,836	$ 1,365	$ 264,628

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE

Spin-out transaction

Rackla Metals Inc. (“Rackla”) was incorporated pursuant to a plan of arrangement (the “Arrangement”) with the Company completed on December 8, 2011.  As part of the Arrangement, the Company’s interest in the Scarlet property, Sixty Mile Area properties, Ten Mile Creek property, Rivier property, and other staked Yukon properties (collectively, the “Projects”) were transferred to Rackla, together with $1.0 million in cash, and available-for-sale investments consisting of 750,000 common shares of Solomon Resources Limited (“Solomon”) and 600,000 common shares of Cordoba Minerals Corp., formerly called Wesgold Minerals Inc. (“Cordoba”).

Under the Arrangement, each shareholder of the Company received one common share and one full share purchase warrant in Rackla for every three common shares of the Company held by the shareholder, thereby splitting the Company’s exploration and evaluation assets in Canada from non-Canadian exploration and evaluation assets remaining with the Company.  Each share purchase warrant entitles the holder to purchase one common share of Rackla at $0.30 until June 8, 2013.  On December 8, 2011, the Company received the requisite shareholder approval for the Arrangement which resulted in the Company retaining 7,175,700 common shares and 7,175,700 share purchase warrants of Rackla, representing 19.9% of Rackla’s outstanding common shares and share purchase warrants in exchange for the assets distributed to Rackla.  Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.  The major assets distributed to Rackla on December 8, 2011, which gave rise to a gain on distribution of $4,807,443 for the year ended December 31, 2011are as follows:

December 8, 2011
Cash and cash equivalents	$ 1,000,000
Available for sale investments	648,750
Evaluation and exploration cost and expenditures	4,527,717
Net assets distributed to Rackla	$ 6,176,467

In accordance with IFRIC 17 “Distribution of Non-Cash Assets to Owners”, a gain was recognized during the year ended December 31, 2011 on the difference between the fair value and the carrying value of the net assets distributed to Rackla, calculated as follows:

December 8, 2011
Fair value of common shares on distribution	$ 7,574,201
Net assets distributed to Rackla	(6,176,467)
Unrealized gain on distribution of assets to Rackla	1,397,734
Plus: recovered expended exploration expenditures	3,409,709
Unrealized gain on distribution of assets to Rackla	$ 4,807,443

The fair value of the common shares distributed was based on the share price of Rackla on December 9, 2011, its first day of trading, of $0.21 multiplied by the total number of the 36,067,626 shares in issue. The distribution of the 80.1% of the common shares amounting to $6,067,304 was recorded through deficit.

The unrealized gain on distribution of assets is not re-measured on changes in share price of Rackla. The Company notes that the gain was not realized by the Company for the year ended December 31, 2011.  A total of $289,313 was expensed during the year ended December 31, 2011 in connection with this plan of arrangement

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

8.

INVESTMENT IN ASSOCIATE – (cont’d)

On the same date of distribution, the Company relinquished control in Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. See table below showing the continuity of the Company’s interest in Rackla for the three month period ended March 31, 2012.

Initial fair value of investment in associate on December 8, 2011	$ 1,506,897
Less: share of losses in associate	(6,250)
Balance, December 31, 2011	1,500,647
Less: share of losses in associate	(24,850)
Balance, March 31, 2012	$ 1,475,797

Included in the initial fair value of investment in associate is a premium of approximately $280,000 which is the excess of the value of the investment above the fair value of the Company’s share of net assets distributed to Rackla.

As at March 31, 2012, the 7,175,700 Rackla shares held by the Company had a market value of $1,363,383.

9.

EXPLORATION AND EVALUATION ASSETS

	Guatemala	Nicaragua	Canada	Total
Balance, December 31, 2010	$ 4,020,864	$ 82,482	$ 806,389	$ 4,909,735
Shares	-	-	119,700	119,700
Cash	-	-	266,919	266,919
Acquisition costs recovered	-	-	(75,000)	(75,000)
Distribution of exploration and evaluation assets on spin-out transaction	-	-	(1,118,008)	(1,118,008)
Balance, December 31, 2011	$ 4,020,864	$ 82,482	$ -	$ 4,103,346
Balance, March 31, 2012	$ 4,020,864	$ 82,482	$ -	$ 4,103,346

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history, characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

Details of the Company’s mineral property interests are disclosed in full in the consolidated financial statements for the year ended December 31, 2011. Significant exploration and evaluation asset transactions that have occurred in the three month period ended March 31, 2012 are as follows:

Sale to B2Gold Corp - Nicaragua

On April 5, 2012, subsequent to the period end, the Company and B2Gold Corp. (“B2Gold”) entered into a binding letter agreement pursuant to which B2Gold has agreed, among other things, to acquire a 100% interest in the Trebol and El Pavon gold properties in Nicaragua in consideration of C$20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange (“TSX”) for the ten trading days immediately preceding the date of the letter agreement. In addition, B2Gold has agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis). Based on a previous joint venture agreement with the Company, B2Gold had earned a 60% interest in the Trebol and Pavon properties by expending a total of US$4 million on exploration, resulting in a 60% - 40% B2Gold – the Company joint venture.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

9.

EXPLORATION AND EVALUATION ASSETS – (cont’d)

Sale to B2Gold Corp - Nicaragua – (cont’d)

The completion of the transaction is subject to a number of conditions, including the completion by B2Gold of satisfactory due diligence, the negotiation and execution of a definitive purchase agreement and the approval of all relevant regulatory authorities, including the approval of the TSX for the listing of the common shares of B2Gold to be issued in connection with the transaction.

B2Gold and the Company have also agreed to enter into a joint venture agreement on 60% - 40% basis with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua and continue jointly exploring the properties with B2Gold and the Company contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.

In connection with the proposed transaction, B2Gold and the Company will terminate all other aspects of the existing option and joint venture arrangements entered into between the parties in December 2009 in respect of the Trebol, El Pavon and San Jose exploration properties.

Tlacolula Property – Mexico

In January 2012, the Company received from Fortuna the third scheduled option payment consisting of US$50,000 (CDN$50,782) cash and US$50,000 (CDN$50,782) cash equivalent in Fortuna shares.  The US$50,000 cash equivalent resulted in the receipt of 8,605 Fortuna shares.  A total of $101,564 was recorded as a gain from mineral property option agreements.

The Company and Fortuna have two common directors.

10.

SHARE CAPITAL AND RESERVES

a)

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of Class A shares without par value. There are no Class A shares issued.

There was no share capital activity during the three month period ended March 31, 2012.

b)

Share Purchase Warrants

The following is a summary of changes in warrants from January 1, 2011 to March 31, 2012:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2010	7,689,696	$0.51
Forfeited / Expired	(500,766)	$0.55
Issued	3,436,123	$0.75
Exercised	(384,316)	$0.51
Balance, December 31, 2011	10,240,737	$0.43
Balance, March 31, 2012	10,240,737	$0.43

There was no share purchase warrant activity during the three month period ended March 31, 2012.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

10.

SHARE CAPITAL AND RESERVES – (cont’d)

b)

Share Purchase Warrants – (cont’d)

As at March 31, 2012, the following share purchase warrants were outstanding:

Expiry date	Number of warrants	Exercise price
June 2, 2012	259,230	$0.51
June 16, 2012 (Note 16)	6,545,384	$0.37
July 3, 2012 (Note 16)	3,436,123	$0.55
	10,240,737

c)

Nature and Purpose of Equity and Reserves

The reserves recorded in equity on the Company’s balance sheet include ‘Other equity reserve’, ‘Deficit’ and ‘Accumulated Other Comprehensive Loss/Income’.

Other equity reserve is used to recognize the value of stock option grants and share purchase warrants prior to exercise.

Deficit is used to record the Company’s change in deficit from earnings from period to period.

Accumulated other comprehensive loss/income comprises of available-for-sale reserve.  This reserve is used to recognize fair value changes on available-for-sale investments.

11.

SHARE-BASED PAYMENTS

a)

Option Plan Details

The Company has a formal stock option plan in accordance with the policies of the TSX Venture Exchange (“TSX-V”) under which it is authorized to grant options up to 10% of its outstanding shares to officers, directors, employees and consultants.  The exercise price of each option is not less than the closing market price of the Company’s stock on the trading day prior to the date of grant.  Outstanding options vest ranging from a four month period to one year from the date of grant. Options granted to investor relations personnel vest in accordance with TSX-V regulation.  The options are for a maximum term of ten years.

The following is a summary of changes in options for the three month period ended March 31, 2012:

				During the period
Grant date	Expiry date	Exercise price	Opening balance	Granted	Exercised	Forfeited	Closing balance	Vested and exercisable
Apr 17, 2007	Apr 16, 2012	$0.52	565,000	-	-	-	565,000	565,000
Sep 06, 2007	Sep 5, 2012	$0.56	850,000	-	-	-	850,000	850,000
May 06, 2008	May 5, 2013	$0.26	575,000	-	-	-	575,000	575,000
Jan 08, 2010	Jan 7, 2020	$0.29	1,595,000	-	-	-	1,595,000	1,595,000
May 26, 2010	May 25, 2020	$0.36	100,000	-	-	-	100,000	100,000
Sep 24, 2010	Sep 23, 2020	$0.69	1,570,000	-	-	-	1,570,000	1,570,000
Nov 18, 2010	Nov 17, 2020	$0.69	75,000	-	-	-	75,000	75,000
Jul 04, 2011	Jul 3, 2021	$0.60	55,000	-	-	-	55,000	55,000
Jul 27, 2011	Jul 26, 2021	$0.81	320,000	-	-	-	320,000	320,000
			5,705,000	-	-	-	5,705,000	5,705,000
Weighted average exercise price			$0.50	-	-	-	$0.50	$0.50

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

11.

SHARE-BASED PAYMENTS – (cont’d)

b)

Fair Value of Options Issued During the Period

There were no options granted during the period ended March 31, 2012.

The weighted average remaining contractual life of the options outstanding at March 31, 2012 is 5.56 years.

Options Issued to Employees

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date, the expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

Options Issued to Non-Employees

Options issued to non-employees are measured based on the fair value of the goods or services received, at the date of receiving those goods or services.  If the fair value of the goods or services received cannot be estimated reliably, the options are measured by determining the fair value of the options granted using the Black-Scholes option pricing model.

The expected volatility is based on the historical volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information. The risk free rate of return is the yield on a zero-coupon Canadian Treasury Bill of a term consistent with the assumed option life. The expected average option term is the average expected period to exercise, based on the historical activity patterns for each individually vesting tranche.

Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in these assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

c)

Expenses Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions recognized during the three month period ended March 31, 2012 as part of share-based compensation expense were $Nil (2011: $Nil).

As of March 31, 2012 there was no amount (December 31, 2011: $Nil) of total unrecognized compensation cost related to unvested share-based compensation awards.

d)

Amounts Capitalized Arising from Share-based Payment Transactions

Total expenses arising from the share-based payment transactions that were capitalized during the three month period ended March 31, 2012 as part of exploration and evaluation asset acquisition costs were $Nil (2011: $Nil).

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

12.

RELATED PARTY TRANSACTIONS

The Company’s related parties with transactions during the three month period ended March 31, 2012 consist of directors, officers and companies with common directors as follows:

Related Party	Nature of Transactions
Rackla Metals Inc. (Associate)	Shared general and administrative expenses
Mill Street Services Ltd.	Management fees
Fortuna Silver Mines Inc.	Shared general and administrative expenses
Focus Ventures Ltd.	Shared general and administrative expenses
Iron Creek Capital Corp.	Shared general and administrative expenses
Emerick Resources Corp.	Shared general and administrative expenses
Western Pacific Resources Corp.	Shared general and administrative expenses
Cordoba Minerals Corp.	Shared general and administrative expenses
Voyager Gold Corp.	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the condensed consolidated interim financial statements (Note 8 and 9), the Company incurred the following expenditures charged by officers and companies which have common directors with the Company in the three month period ended March 31, 2012:

	Three months ended March 31,
	2012	2011
Expenses:
Consulting	$ -	$ 7,500
Salaries and benefits	2,976	5,775
Mineral property costs:
Salaries and benefits	15,079	18,412
	$ 18,055	$ 31,687

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $27,349 (December 31, 2011: $75,329) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $205,576 (December 31, 2011: $541,889) are amounts due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and accrued liabilities include $72,375 (December 31, 2011: $76,517) payable to a former officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements and to directors of the Company for expense reimbursements.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended March 31,
	2012	2011
Management fees	$ 15,000	$ 15,000
Salaries and wages and fees	23,418	18,271
	$ 38,418	$ 33,271

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

13.

SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.  All of the Company’s operations are within the mining sector relating to precious metals exploration.  Due to the geographic and political diversity, the Company’s exploration operations are decentralized whereby exploration managers are responsible for business results and regional corporate offices provide support to the exploration programs in addressing local and regional issues.  The Company’s operations are therefore segmented on a district basis.  The Company’s assets are located in Canada, Caymans, Guatemala, Nicaragua, Peru, and Mexico. Details of identifiable assets by geographic segments are as follows:

Three months ended March 31, 2012
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ -	$ 149,381	$ 2,005	$ -	$ 151,386
Interest income	3,287	-	-	-	3,287
Amortization	9,815	1,702	1,050	-	12,567
Profit/(loss) before income taxes	(311,081)	(143,873)	2,686	78,085	(374,183)
Capital expenditures*	-	26,095	-	-	26,095

Three months ended March 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Exploration expenditures	$ 39,779	$ 547,261	$ 7,302	$ 3,765	$ 598,107
Interest income	17,267	-	-	-	17,267
Amortization	9,731	1,305	1,854	-	12,890
Profit/(loss) before income taxes	(220,726)	(559,375)	(3,168)	(4,665)	(787,934)
Capital expenditures*	48,754	4,549	-	-	53,303

*Capital expenditures consists of additions of property and equipment and exploration and evaluation assets

As at March 31, 2012
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 2,962,047	$ 303,449	$ 14,352	$ 383,977	$ 3,663,825
Total non-current assets	1,703,800	4,074,479	135,917	-	5,914,196
Total assets	$ 4,665,847	$ 4,377,928	$ 150,269	$ 383,977	$ 9,578,021
Total liabilities	$ 281,398	$ 65	$ 433	$ 4,820	$ 286,716

As at December 31, 2011
	Canada	Guatemala	Nicaragua	Other	Consolidated
Total current assets	$ 3,692,139	$ 347,633	$ 13,876	$ 371,991	$ 4,425,639
Total non-current assets	1,616,331	4,172,136	137,051	-	5,925,518
Total assets	$ 5,308,470	$ 4,519,769	$ 150,927	$ 371,991	$ 10,351,157
Total liabilities	$ 759,362	$ 163	$ 11,405	$ 4,509	$ 775,439

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout these financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.  The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at March 31, 2012, cash totalling $318,266 (December 31, 2011: $255,717) was held in US dollars, $4,713 (December 31, 2011: $2,441) in Nicaragua Cordoba, $10,542 (December 31, 2011: $8,091) in Guatemala Quetzal, $23,371 (December 31, 2011: $21,859) in Mexican Pesos and $686 (December 31, 2011: $696) in Peruvian Sols. Based on the above net exposures at March 31, 2012, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $36,000 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings.  Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions.  The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.  The available-for-sale investments held in Focus, Rackla Warrants and Fortuna, and previously held in Solomon and Wesgold, are monitored by Management with decisions on sale taken at Board level.  A 10% decrease in fair value of the shares would approximately result in a $78,000 decrease in equity.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

14.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT – (cont’d)

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  At March 31, 2012, the Company had working capital of $3.4 million (December 31, 2011: $3.6 million) available to apply against short-term business requirements.  All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for Focus, Fortuna, and Rackla are based on quoted prices and are therefore considered to be Level 1.

Radius Gold Inc.

(An Exploration Stage Company)

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

For the three months ended March 31, 2012

(Expressed in Canadian Dollars)

15.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, common shares, warrants and stock options as capital. There were no changes in the Company's approach to capital management during the period ended March 31, 2012. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products. The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months.

16.

EVENTS AFTER THE REPORTING DATE

Subsequent to the year end, the following events which have not been disclosed elsewhere in these consolidated financial statements have occurred:

i)

On April 16, 2012, 565,000 options exercisable at $0.52 expired unexercised.

ii)

On May 24, 2012, the Company applied to the TSX-V to extend the expiry dates of 6,285,001 outstanding warrants exercisable at $0.37 per share by one year to June 16, 2013, and 3,050,000 outstanding warrants exercisable at $0.55 per share by one year to July 3, 2013.

 No other adjusting or significant non-adjusting events have occurred between the reporting date and the date these financial statements were authorized for issue.

(the “Company”)

MANAGEMENT’S DISCUSSION AND ANALYSIS

First Quarter Report – March 31, 2012

General

This Management’s Discussion and Analysis (“MD&A”) supplements, but does not form part of, the unaudited condensed consolidated interim financial statements of the Company for the three months ended March 31, 2012.  The following information, prepared as of May 29, 2012, should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for three months ended March 31, 2012 and the related notes contained therein. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards (“IFRS”). In addition, the following should be read in conjunction with the Consolidated Financial Statements of the Company for the year ended December 31, 2011 and the related MD&A.  All amounts are expressed in Canadian dollars unless otherwise indicated.  The March 31, 2012 financial statements have not been reviewed by the Company’s auditors.

The Company’s public filings, including it most recent unaudited and audited financial statements can be reviewed on the SEDAR website (www.sedar.com).

Business of the Company

The Company has been exploring for gold in Latin America for over a decade and has assembled interests in a portfolio of promising gold projects throughout that region.  In Guatemala, the Company is exploring its 100% owned concessions, while Kappes Cassiday and Associates (“KCA”) is developing a high grade gold mine on the Company’s Tambor project under a joint venture/earn-in agreement.  The Company has also applied for several land use permits on highly prospective geothermal ground in Guatemala.  In Nicaragua, B2Gold Corp. (“B2Gold”) has been exploring the Company’s extensive land holdings and investigating early gold production opportunities at the Pavon project.  In 2011, the Company completed an extensive exploration program on its properties in the Yukon Territory, and by year end had completed the spin-out of its northern Canada interests.

Spin-Out Transaction

Effective December 8, 2011, the Company completed the spin-out (“Spin-Out”) to Rackla Metals Inc. (“Rackla”) of its properties in the Yukon and Alaska, including those in the Rackla Belt and Sixty Mile placer gold district, to create two strategically positioned companies, one focused on Latin America and the other focused on the Yukon.

As a result of the Spin-Out, the Company’s shareholders were issued one common share and one warrant in Rackla for every three Radius shares held, and the Company holds a 19.9% ownership interest in Rackla.  Each Rackla warrant entitles the holder to purchase one common share of Rackla at $0.30 for a period of 18 months.

The Company has retained ownership of its Latin American properties and royalty interests, and Rackla now holds all of the property interests located in northern Canada and Alaska.

The current status of the Company’s properties is described below:

Guatemala

Southeast Guatemala Ag-Au Epithermal Fields

The extensive epithermal fields in Tertiary volcanic and sedimentary rocks in southeastern Guatemala hosts both Escobal, Tahoe Resources Inc.’s intermediate-sulphidation Ag-Au-Pb-Zn deposit and Cerro Blanco, Goldcorp Inc.’s hot-spring epithermal Au-Ag deposit. The epithermal field is a product of Tertiary to Quaternary-aged extension tectonics and volcanism related to the Jocotan, Motagua, and Polochic continental wrench faults and their associated structures. The Company’s 100% owned land holdings in southeast Guatemala consist of one active exploration license and pending reconnaissance, exploration, and exploitation license applications filed with the Guatemala Ministry of Energy and Mines (MEM), and together cover an area of approximately 1646 square km.

Pyramid Hill, M28, and Holly Prospects

In April 2010, the Company commenced a reactivation of its exploration efforts at these prospects (these collectively have been previously referred to as the Holly-Banderas property). The Company discovered and drilled these gold-silver occurrences between 2002 and 2004 when gold and silver spot prices were close to their record lows. However, the recent discovery of the world-class Escobal deposit some 70 km west of these prospects underscores the potential of the district and has led the Company’s technical team to review the geology and the results obtained by the previous work.

The Pyramid Hill prospect is a northwest-trending, subvertical brittle fault with associated mineralized cataclastic breccias and veins. The extent of mineralization has been mapped to over 2 km in strike length. Less than 500 m northeast of Pyramid Hill, the M28 zone consists of a series of stacked southwest dipping hydrothermal quartz veins offset by late normal block faulting. Drilling highlights from previous early work programs on these zones include 2.2m of 6.9 ppm Au and 261 ppm Ag in hole BDD-014 at Pyramid Hill, and 4.3m of 6.0 ppm Au and 72 ppm Ag in hole BDD-04 at M28 (for full drill results from these drill campaigns (see Radius Gold news release dated April 13, 2004).

The Holly zone is spatially associated with the east-west trending Jocotan continental wrench fault, approximately 9 km west-northwest of the Pyramid Hill prospect. Previous drilling returned results of up to 14.2 m of 4.14 ppm Au and 150 ppm Ag in hole HDD-001, and 9m of 1.84 ppm Au and 45 ppm Ag in hole HDD-007 (see Radius Explorations Ltd. news release from December 17, 2002). Mineralization occurs in association with epithermal quartz and quartz-hematite veins within the Jocotan fault conglomerates and basinal sediments as well as in the metamorphic phyllites to the north of the fault, although only the former have been drill tested.

Recent prospecting at the Holly zone has led to the discovery of hydrothermal quartz veins (El Pino and La Peña occurrences) hosted in the metamorphic rocks to the north of the Jocotan fault, bearing grades of up to 58 ppm Au and 1937 ppm Ag over 5.1 m in surface trenching (see Radius news release of May 16, 2011). The metamorphic rocks north of the Jocotan fault were not previously believed to be a likely host for epithermal mineralization, and this discovery opens up the area to significant further exploration.

Previous drilling on the Pyramid Hill, M28, and Holly prospects only tested the epithermal systems to relatively shallow depths, generally less than 150 m below surface. In contrast, the metal-productive depths of most low-sulphidation epithermal systems is generally thought to be 200 to 600 m below the hydrothermal system’s water table, indicating that the present drilling does not adequately test the mineralization system. Upon review, and with the present gold and silver prices in mind, management feels that these prospects warrant significant deeper drilling to comprehensively test the potential metal-productive zones of these prospects.

El Zapote Prospects

The El Zapote Zone is located approximately 1 km southwest of the Pyramid Hill zone (see Radius news release dated February 3, 2011), and consists of a northwest-trending stockwork zone exposed along a ridge and a southwest-facing cliff. The stockwork zone consists of centimetre-scale epithermal quartz-chalcedony veins and veinlets hosted in felsic volcanic and volcaniclastic rocks. The general orientation, nature of the mineralization, and spatial proximity suggests it is part of the same epithermal ore system as Pyramid Hill and M28 zones.

The Company’s early stage exploration results at Zapote are very positive:  Anomalous gold and silver mineralization has been detected in rock and soil samples over more than 600m strike length, and reconnaissance soil sampling indicates that the zone may extend for up to 3 km in total. 250 samples, a mix of outcrop and float, were collected across a 500 m x 300 m area trending northwest along the exposed southwest facing cliff.  The samples returned gold values ranging from trace to 6.06 ppm Au, and averaged 0.94 ppm Au.  Of the samples taken, 55% graded > 0.5 ppm Au, including 25% samples grading > 1 ppm Au.

The Company is undertaking the necessary community and environmental studies prior to applying to MEM for a permit to drill test El Zapote.  The initial drill plan calls for a pair of scissor holes beneath the main Zapote ridge to test the orientation, thickness, and grade distribution of the zone.

Ivy Prospect

At the Ivy prospect, located 38 km due west of the Pyramid Hill, M28, and El Zapote prospects, and also spatially-associated with the Jocotan fault, gold mineralization is associated with an altered diorite intrusive.  The prospect was identified during follow up of regional stream sediment anomalies.

The Company’s geologists have identified zones of brecciation and silicification within a diorite body that carry significant gold values.  This is a very early stage prospect but initial results are very encouraging, with gold values ranging from trace up to 14 ppm Au in grab and channel samples with the intrusive body.  A limestone unit that appears to overlie the diorite, possibly a roof pendant to the intrusive, shows silicification and jasperoid development with weakly anomalous Au values (200 to 400 ppb).  Further prospecting of the area identified the brecciated diorite which returned the superior gold values.  Follow-up work will commence as soon as the pending exploration license has been granted.

Southeast Guatemala Regional Exploration

The land package of exploration licenses and pending exploration licenses covers 1646 square km in a very prospective epithermal district. Existing regional geochemical data are sparse over large tracts of the land package, and the Company has begun a multipronged work program to evaluate its potential. A satellite imagery of alteration mineralogy is underway to map zones of potential desirable clay alteration signatures and zones of high silica. Landsat imagery is also being used to identify the major structural corridors and lineaments over the land package. In conjunction, a regional stream geochemistry and prospecting program is underway with plans to cover the entire land package in a comprehensive way. It is expected that the results of the alteration study will help guide the field teams in their efforts. Prospective zones of hydrothermal alteration have already been identified and sampling, mapping, and prospecting is currently underway.

Piedra Redonda and Sacramento Prospects

Located approximately 22 km and 30 km ESE from the Pyramid Hill prospect, respectively, Piedra Redonda and Sacramento are two newly identified prospects still in the early discovery stage of exploration. Identified on the basis of associated stream sediment samples with anomalous Ag, the two prospects consist of extensive linear zones of hydrothermal breccia float, displaying quartz after calcite lattice textures with drusy infill, and spatially associated with Tertiary felsic volcanic rocks. The Piedra Parada prospect is an elongated east-west zone approximately 2 km in length, while the Sacramento prospect consists of a series of parallel NW-SE zones, also approximately 2 km in length. Soil sampling and prospecting are ongoing over these zones. Full exploration licenses are pending.

Tambor

The Company’s Tambor Project is an orogenic lode gold deposit, discovered by the Company in 2000 and explored by Gold Fields under joint venture until 2004.  Drill testing by Gold Fields outlined a 43-101 compliant resource of 216,000 ounces of gold in inferred resources (2.55 million tonnes @ 2.64 g/t Au) and 57,800 ounces in indicated resources (456,000 tonnes @ 3.94 g/t Au) prepared by Chlumsky, Armbrust and Meyer LLC of Lakewood Colorado.  The majority of this resource is contained within high grade quartz vein bodies.

KCA, a Reno based engineering group, can earn a 51% interest in Tambor by spending a total of US$6.5M on the property by 2012 through staged annual expenditure commitments, or by putting the property into commercial production by June 2012.  When KCA has earned its 51%, a joint venture will be formed between KCA and the Company.

KCA submitted an environmental impact assessment (EIA) in June 2010 which included the mining and development plan.  In June 2011, the EIA was approved and in February 2012, the final permit needed to begin construction of the Tambor gold mine was issued.  KCA has commenced construction, and earth moving for the foundations for the plant is underway.  A mining permit application has been submitted.

KCA has constructed a modular mill, with a 150tpd ball mill and flotation cells, at its Reno Nevada facility, as a set of modular units mounted on 40-ft skids.  The mill has been engineered for a target capacity of 150 tonnes per day or 52,500 tonnes per year.  KCA is aiming to begin gold production within two to three months after obtaining the mining permit.

Geothermal Licences

The Company has revisited its hot spring database for Guatemala and in June 2010 submitted applications for Provisional Use Permits for a number of active geothermal systems that may have potential as geothermal resources for power generation.  The permit applications cover approximately 110,300 hectares and to date, Provisional Use Permits have been granted on about 81,000 hectares.  The Company is seeking a joint venture partner to further develop these geothermal systems.

Nicaragua

The Company began exploring in Nicaragua in 2003.  In addition to discovering a number of exploration projects with potential to host gold resources, specifically the Trebol, Pavon and San Jose (formerly called San Pedro) exploration properties, the Company’s technical team also compiled an extensive regional exploration data base covering much of the Central American country (the “Regional Exploration Projects”).

Transactions with B2Gold Corp. (“B2Gold”)

In June 2009, the Company granted to B2Gold an option (the “Option”) to acquire an interest in the Company’s entire Nicaragua mineral property portfolio.

B2Gold had the right to acquire a 60% interest in the Trebol, Pavon and San Jose properties by spending a total of US$4 million on exploration on any one or more of the properties within 4 years from the date of the agreement.  When B2Gold has spent the US$4 million, it would own a 60% interest in all of the properties and a joint venture would be formed whereby each party will contribute its pro-rated share of the exploration costs.

In addition, B2Gold had the right to review the conceptual gold resource outlined by Meridian Gold on the Pavon vein system, and had the right to decide to put the property into production within a time frame of 3 years.  After production is achieved, ownership of the Pavon resource area would be transferred 100% to B2Gold, and the Company would receive 40% of the net cash flow generated from the operation.

The Company also agreed to provide its regional exploration data base to B2Gold, on an exclusive basis.  If as a result of reviewing the regional data, B2Gold identified a prospect or project for acquisition and exploration on ground that is not covered by an existing concession, the Company would apply for a concession over the area and that area would then be designated a “project area”.

On April 6, 2012, the Company and B2Gold entered into a letter of intent pursuant to which B2Gold has agreed to acquire a 100% interest in the Trebol and Pavon properties in consideration of $20 million, payable in common shares of B2Gold at a price per share equal to the volume weighted average price of B2Gold’s common shares on the Toronto Stock Exchange (“TSX”) for the ten trading days immediately preceding the date of the letter agreement.  In addition, B2Gold has agreed to make contingent payments to the Company of US$10 per ounce of gold on 40% of any proven and probable mineral reserves in excess of 500,000 ounces (on a 100% basis).  Pursuant to the option agreement described above, B2Gold has earned a 60% interest in the Trebol and Pavon properties by expending a total of US$4 million on exploration, resulting in a 60% - 40% B2Gold – Radius joint venture.

The completion of the property acquisition is subject to a number of conditions, including the completion by B2Gold of satisfactory due diligence by May 6, 2012, the negotiation and execution of a definitive purchase agreement and the approval of all relevant regulatory authorities, including the approval of the TSX for the listing of the common shares of B2Gold to be issued in connection with the transaction.

B2Gold and the Company have also agreed to enter into a joint venture agreement on 60% - 40% basis with respect to each of the Company’s San Jose and B2Gold’s La Magnolia properties in Nicaragua and continue jointly exploring the properties, with B2Gold and the Company contributing 60% and 40% respectively, of the exploration expenditures of each joint venture.  All other aspects of the Option will be terminated.

Mexico

Tlacolula

The Company discovered silver mineralization in 2005 following a regional stream geochemical survey in various areas of the state of Oaxaca.  An initial trenching program on the Tlacolula property defined a broad low grade silver/gold anomaly associated with opaline silica, indicating a high level system.  In late 2009, the Company optioned the Tlacolula silver project to Fortuna Silver Mines Inc. (TSX-FVI) (“Fortuna”).  Fortuna can earn a 60% interest by spending US$2-million on exploration, which includes a commitment to drill 1,500m by January 2013, and making staged annual payments totalling US$250,000 cash and US$250,000 in common shares by January 2014.  The 12,642 hectare property is located 14km east-southeast of the city of Oaxaca and 30 km northeast of Fortuna’s 100%-owned San Jose silver-gold development project.  To date, the Company has received US$100,000 cash and 23,174 shares of Fortuna.

Qualified Person: David Clark, M.Sc., P.Geo., a member of the Association of Professional Engineers and Geoscientists of British Columbia, is the Company’s Qualified Person as defined by National Instrument 43-101, and is responsible for the accuracy of the technical information in this MD&A.

Quarterly Information

The following table provides information for the eight fiscal quarters ended March 31, 2012:

Quarter ended*	March 31, 2012 ($)	Dec. 31, 2011 ($)	Sept. 30, 2011 ($)	June 30, 2011 ($)	March 31, 2011 ($)	Dec. 31, 2010 ($)	Sept. 30, 2010 ($)	June 30, 2010 ($)
Exploration expenditures	151,386	612,477	3,259,697	1,919,772	598,107	718,772	1,662,590	395,476
Total investment income	3,287	8,872	18,891	16,367	17,267	15,112	11,923	1,690
Net income (loss) before income taxes	(374,183)	3,694,906	(3,734,162)	(2,056,941)	(787,934)	(825,493)	(2,740,984)	(667,354)
Basic and diluted income (loss) per share	(0.00)	0.04	(0.04)	(0.02)	(0.01)	(0.01)	(0.04)	(0.01)

*

Figures for all quarters expressed under IFRS

The quarter ended December 31, 2011 recorded a net income before income taxes of $3,694,906 due to a gain of $4,807,443 on distribution of exploration and evaluation assets to Rackla.  The quarters ended September 30, 2010, December 31, 2010, and September 30, 2011 had recorded significant share-based compensation charges of $947,254, $109,695, and $253,443 respectively as a result of stock option grants which in turn increased the net losses for those quarters.  Since the beginning of the quarter ended June 30, 2010, exploration activity has generally trended upward due to an increase in Yukon and Guatemala work programs.  The quarters ended December 31, 2011, December 31, 2010 and March 31, 2011 reflected a slowdown in Yukon exploration activities during the winter season.

Results of Operations

The quarter ended March 31, 2012 had a net loss of $374,183 compared to $773,378 for the quarter ended March 31, 2011, a decrease of $399,195.  Exploration expenditures in the current quarter totalled $151,386 compared to $598,107 in the comparative quarter, a decrease of $446,721.  Overall costs for both the current and comparative quarters were offset by property option payments received by the Company which resulted in a gain of $101,564 in the current quarter and $29,794 in the comparative quarter.

Corporate expenses in the quarter ended March 31, 2012 were $300,736 compared to $227,818 in the quarter ended March 31, 2011, an increase of $72,918.  Notable corporate cost increases were $59,762 in legal and audit fees, $20,949 in salaries and wages, and $18,092 in rent and utilities.  Legal and audit fees were higher because of an increase in audit requirements, most notably concerning the transition to IFRS.  Salaries and wages were higher due to an increase in staff and less personnel related costs being charged back to related companies that share personnel and administrative functions.  Rent and utilities costs were higher in the current quarter because of a cost recovery recorded in the comparative quarter.

Mineral Properties Expenditures

A summary of the Company’s expenditures on its mineral properties during the three months ended March 31, 2012 is as follows:

Guatemala - $149,381 was incurred on exploration.

Nicaragua - $2,005 was incurred on miscellaneous exploration related costs.

Mexico - The Company received option payments on its Tlacolula Property from Fortuna in the form of cash and shares with a combined value of $101,564.

Further details regarding exploration expenditures for the three months ended March 31, 2012 and 2011 are provided in the schedules at the end of this document.

Changes in Accounting Policies

The following new standards and interpretations have been issued by the IASB but are not yet effective:

IFRS 9 Financial Instruments

IFRS 9 is part of the IASB's wider project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value.  The basis of classification depends on the entity's business model and the contractual cash flow characteristics of the financial asset.  The standard is effective for annual periods beginning on or after January 1, 2015. The Company is in the process of evaluating the impact of the new standard.

IFRS 10 Consolidated Financial Statements

IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements. The Company is yet to assess the full impact of IFRS 10 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 11 Joint Arrangements

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers. The Company is yet to assess the full impact of IFRS 11 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 12 Disclosure of Interests in Other Entities

IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities. The Company is yet to assess the full impact of IFRS 12 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

IFRS 13 Fair Value Measurement

IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures. The Company is yet to assess the full impact of IFRS 13 and intends to adopt the standard no later than the accounting period beginning January 1, 2013.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Company.

Liquidity and Capital Resources

The Company’s cash increased slightly from approximately $1.76 million at December 31, 2011 to $1.79 million at March 31, 2012.  Working capital at March 31, 2012 was $3.38 million compared to $3.65 million at December 31, 2011.  Existing funds continue to be used for exploration activities on the Company’s southeast Guatemala properties and for general working capital purposes.

While the Company transferred its available-for-sale investments in Cordoba Minerals Corp. (formerly called Wesgold Minerals Inc.) and Solomon Resources Ltd. to Rackla as part of the Spin-Out in 2011, it continues to hold a portfolio of available-for-sale investments consisting of 1,007,406 common shares of Focus Ventures Ltd. (“Focus”), 23,174 common shares of Fortuna Silver Mines Inc. (“Fortuna”), and 7,175,700 warrants in Rackla, all public companies with common directors or officers.  As at March 31, 2012, the carrying amount for the available-for-sale investments was $782,259 compared to $641,707 as at December 31, 2011.  An unrealized gain of $89,770 has been recorded in other comprehensive income during the current period.  The Company also holds 7,175,700 common shares in Rackla but they are not included in available-for-sale investments on the statement of financial position.  Instead, the shares are included in the investment in Rackla which is being accounted for under the equity method for investments with significant influence. The fair market value of the Rackla shares was $1.36 million and the carrying amount of the investment in Rackla was $1.48 million as at March 31, 2012.

The Company expects its current capital resources to be sufficient to carry out its planned exploration programs and operating costs for the next twelve months; however, the Company had not yet achieved profitable operations, has accumulated losses of $53,686,865 since inception, and is expected to incur further losses in the development of its business.  However, the Company has sufficient cash resources and a working capital surplus of $3.38 million to meet its obligations for at least the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration and development activity.  Management believes it will be able to raise equity capital as required in the long term, but recognizes the uncertainty attached thereto.  The Company continues to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to advance its mineral properties. In order to facilitate the management of its capital requirements, the Company prepares periodic budgets that are updated as necessary. The Company manages its capital structure and makes adjustments to it to effectively support the acquisition and exploration of mineral properties. The properties in which the Company currently has an interest are in the exploration stage; as such the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for general administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company monitors its cash, common shares, warrants and stock options as capital. There were no changes in the Company's approach to capital management during the three month period ended March 31, 2012. The Company’s investment policy is to hold cash in interest bearing bank accounts, which pay comparable interest rates to highly liquid short-term interest bearing investments with maturities of one year or less and which can be liquidated at any time without penalties.  Neither the Company nor its subsidiaries are subject to externally imposed capital requirements and do not have exposure to asset-backed commercial paper or similar products.

Financial Instruments and Risk Management

The Company is exposed to the following financial risks:

•

Market Risk

•

Credit Risk

•

Liquidity Risk

In common with all other businesses, the Company is exposed to risks that arise from its use of financial instruments.  This note describes the Company’s objectives, policies and processes for managing those risks and the methods used to measure them.  Further quantitative information in respect of these risks is presented throughout the Company’s financial statements.

General Objectives, Policies and Processes

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies and, whilst retaining ultimate responsibility for them, it has delegated the authority for designing and operating processes that ensure the effective implementation of the objectives and policies to the Company’s finance function.  The Board of Directors receive periodic reports through which it reviews the effectiveness of the processes put in place and the appropriateness of the objectives and policies it sets.

The overall objective of the Board is to set policies that seek to reduce risk as far as possible without unduly affecting the Company’s competitiveness and flexibility.  Further details regarding these policies are set out below.

a)

Market Risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market prices are comprised of three types of risk: foreign currency risk, interest rate risk, and equity price risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company is exposed to fluctuations in foreign currencies through its operations in foreign countries.  The Company monitors this exposure, but has no hedge positions.  As at March 31, 2012, cash totalling $318,266 (December 31, 2011: $255,717) was held in US dollars, $4,713 (December 31, 2011: $2,441) in Nicaragua Cordoba, $10,542 (December 31, 2011: $8,091) in Guatemala Quetzal, $23,371 (December 31, 2011: $21,859) in Mexican Pesos and $686 (December 31, 2011: $696) in Peruvian Sols. Based on the above net exposures at March 31, 2012, a 10% depreciation or appreciation of the above currencies against the Canadian dollar would approximately result in a $36,000 increase or decrease in the Company’s after tax net earnings, respectively.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will be fluctuate as a result of changes in market interest rates.  The Company does not have any borrowings.  Interest rate risk is limited to potential decreases on the interest rate offered on cash held with chartered Canadian financial institutions.  The Company considers this risk to be limited.

Equity Price Risk

Equity price risk is the uncertainty associated with the valuation of assets arising from changes in equity markets.  The Company’s available-for-sale investments are exposed to significant equity price risk due to the potentially volatile and speculative nature of the businesses in which the investments are held.  The available-for-sale investments held in Focus, Rackla Warrants and Fortuna, and previously held in Solomon and Wesgold, are monitored by Management with decisions on sale taken at Board level.  A 10% decrease in fair value of the shares would approximately result in a $78,000 decrease in equity.

b)

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s credit risk is primarily attributable to its cash and cash equivalents, available-for-sale investments and advances and other receivables.  The Company limits exposure to credit risk by maintaining its cash and cash equivalents with large financial institutions.  The Company does not have cash and cash equivalents or available-for-sale investments that are invested in asset based commercial paper.  For advances and other receivables, the Company estimates, on a continuing basis, the probable losses and provides a provision for losses based on the estimated realizable value.

c)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.    The Company believes that these sources will be sufficient to cover the known requirements at this time.

Determination of Fair value

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.  When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The Statement of Financial Position carrying amounts for cash, due from related parties, advances and other receivables, deposits, accounts payables and accrued liabilities, and due to related parties approximates fair value due to their short-term nature.  Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Fair Value Hierarchy

Financial instruments that are measured subsequent to initial recognition at fair value are grouped in Levels 1 to 3 based on the degree to which the fair value is observable:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The available-for-sale investments for Focus, Fortuna, and Rackla are based on quoted prices and are therefore considered to be Level 1.

Related Party Transactions

The Company’s related parties with transactions during the three month period ended March 31, 2012 consist of directors, officers and companies with common directors as follows:

Related party	Nature of transactions
Rackla Metals Inc. (Associate)	Shared general and administrative expenses
Mill Street Services Ltd.	Management fees
Fortuna Silver Mines Ltd.	Shared general and administrative expenses
Focus Ventures Ltd.	Shared general and administrative expenses
Iron Creek Capital Corp.	Shared general and administrative expenses
Emerick Resources Corp.	Shared general and administrative expenses
Western Pacific Resources Corp.	Shared general and administrative expenses
Wesgold Minerals Inc.	Shared general and administrative expenses
Voyager Gold Corp.	Shared general and administrative expenses

In addition to related party transactions disclosed elsewhere in the condensed consolidated interim financial statements (Notes 8 and 9), the Company incurred the following expenditures charged by officers and companies which have common directors with the Company in the three month period ended March 31, 2012:

	Three months ended March 31,
	2012	2011
Expenses:
Consulting	$ -	$ 7,500
Salaries and benefits	2,976	5,775
Mineral property costs:
Salaries and benefits	15,079	18,412
	$ 18,055	$ 31,687

These expenditures were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Advances and other receivables include $27,349 (December 31, 2011: $75,329) due from directors and officers of the Company. These were funds advanced for Company expenses and any balance owed will be repaid in the normal course of business.

Due from related parties of $205,576 (December 31, 2011: $541,889) are amounts due from companies which have a common director with the Company and arose from shared administrative costs.

Accounts payable and accrued liabilities include $72,375 (December 31, 2011: $76,517) payable to a former officer of the Company for general administrative and Yukon camp maintenance and exploration expense reimbursements and to directors of the Company for expense reimbursements.

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include certain directors and officers. Key management compensation comprises:

	Three months ended March 31,
	2011	2010
Management fees	$ 15,000	$ 15,000
Salaries and wages and fees	23,418	18,271
	$ 38,418	$ 33,271

Other Data

Additional information related to the Company is available for viewing at www.sedar.com.

Share Position, Outstanding Warrants and Options

As at May 29, 2012, the Company’s outstanding share position is 86,675,617 common shares, and the following share purchase warrants and incentive stock options are outstanding:

WARRANTS
Number of warrants	Original exercise price	Adjusted exercise price*	Expiry date
259,230	$0.70	$0.51	June 2, 2012
6,545,384	$0.50	$0.37	June 16, 2012
3,436,123	$0.75	$0.55	July 3, 2012
10,240,737

*

On February 6, 2012, the exercise prices for outstanding warrants were reduced to 73% of their original exercise price as a result of the Spin-Out.

STOCK OPTIONS
Number of options	Exercise price	Expiry date
850,000	$0.56	September 5, 2012
575,000	$0.26	May 5, 2013
1,595,000	$0.29	January 7, 2020
100,000	$0.36	May 25, 2020
1,570,000	$0.69	September 23, 2020
75,000	$0.69	November 17, 2020
55,000	$0.60	July 3, 2021
320,000	$0.81	July 26, 2021
5,140,000

Critical Accounting Estimates and Judgments

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The effect of a change in an accounting estimate is recognized prospectively by including it in comprehensive income in the period of the change, if the change affects that period only, or in the period of the change and future periods, if the change affects both.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

a)

Where the Company holds less than 20% of the voting rights in an investment but the Company has the power to exercise significant influence through common officers and board members, such an investment is treated as an associate. The Company can exercise significant influence over Rackla;

b)

The Company determines the fair value of financial instruments that are not quoted, using valuation techniques.  Those techniques are significantly affected by the assumptions used and information known at the time of measurement.  In that regard, the derived fair value estimates cannot always be substantiated by comparison with independent markets and, in many cases, may not be capable of being realized immediately. The valuation technique used for unquoted securities is disclosed in Note 6 of the consolidated financial statements;

c)

The Company is subject to income tax in several jurisdictions and significant judgment is required in determining the provision for income taxes. During the ordinary course of business, there are transactions and calculations for which the ultimate tax determination is uncertain.  As a result, the company recognizes tax liabilities based on estimates of whether additional taxes and interest will be due. These tax liabilities are recognized when, despite the Company's belief that its tax return positions are supportable, the company believes that certain positions are likely to be challenged and may not be fully sustained upon review by tax authorities. The Company believes that its accruals for tax liabilities are adequate for all open audit years based on its assessment of many factors including past experience and interpretations of tax law.  This assessment relies on estimates and assumptions and may involve a series of complex judgments about future events. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact income tax expense in the period in which such determination is made;

d)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects;

e)

The recoverability of amounts receivable and prepayments which are included in the consolidated statements of financial position;

f)

The carrying value of the investment in exploration and evaluation costs and the recoverability of the carrying value which are included in the consolidated statement of financial position; and

g)

The estimated useful lives of property and equipment which are included in the consolidated statement of financial position and the related amortization included in the consolidated statement of comprehensive loss for the three month period ended March 31, 2012.

Significant Investments Accounted For By the Equity Method

As at March 31, 2012, the Company retained an ownership interest in Rackla of 19.9%, the result of the Spin-Out transaction completed in 2011 and described in the above “Business of the Company”.  Rackla meets the definition of an associate and has been equity accounted for in the consolidated financial statements.  The major assets distributed to Rackla on December 8, 2011, which gave rise to a gain on distribution of $4,807,443 for the year ended December 31, 2011 are as follows:

December 8, 2011
Cash and cash equivalents	$ 1,000,000
Available for sale investments	648,750
Evaluation and exploration cost and expenditures	4,527,717
Net assets distributed to Rackla	$ 6,176,467

In accordance with IFRIC 17 “Distribution of Non-Cash Assets to Owners”, a gain was recognized on the difference between the fair value and the carrying value of the net assets distributed to Rackla, calculated as follows:

December 8, 2011
Fair value of common shares on distribution	$ 7,574,201
Net assets distributed to Rackla	(6,176,467)
Unrealized gain on distribution of assets to Rackla	$ 1,397,734
Plus: recovered expended exploration expenditures	3,409,709
Unrealized gain on distribution of assets to Rackla	$ 4,807,443

The fair value of the common shares distributed was based on the share price of Rackla on December 9, 2011, its first day of trading, of $0.21 multiplied by the total number of the 36,067,626 shares in issue. The distribution of the 80.1% of the common shares amounting to $6,067,304 was recorded through deficit.

The unrealized gain on distribution of assets is not re-measured on changes in share price of Rackla. The Company notes that the gain was not realized by the Company. A total of $289,313 was expensed in connection with this plan of arrangement

On the same date of distribution, the Company relinquished control in Rackla and recorded its retained interest in Rackla at fair value, being 19.9% of the fair value of Rackla’s common shares on distribution. See table below showing the continuity of the Company’s interest in Rackla for the three month period ended March 31, 2012.

Initial fair value of investment in associate on December 8, 2011	$ 1,506,897
Less: share of losses in associate	(6,250)
Balance, December 31, 2011	1,500,647
Less: share of losses in associate	(24,850)
Balance, March 31, 2012	$ 1,475,797

Included in the initial fair value of investment in associate is a premium of approximately $280,000 which is the excess of the value of the investment above the fair value of the Company’s share of net assets distributed to Rackla.

Forward Looking Information

Certain statements contained in this MD&A and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance of achievements of the company to materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risks and Uncertainties

The business of mineral exploration and extraction involves a high degree of risk.  Few properties that are explored ultimately become producing mines.  At present, none of the Company’s properties has a known commercial ore deposit.  Some of the Company’s mineral properties are located in emerging nations and consequently may be subject to a higher level of risk compared to developed countries.  Operations, the status of mineral property rights, title to the properties and the recoverability of amounts shown for mineral properties in emerging nations can be affected by changing economic, regulatory and political situations.  Other risks facing the Company include competition, environmental and insurance risks, fluctuations in metal prices, share price volatility, and uncertainty of additional financing.

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the three months ended March 31, 2012
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Three Months
	General	Mineral	General	Ended March 31,
	Exploration	Concessions	Exploration	2012
Camp, food and supplies	$ 2,786	$ 8,354	$ -	$ 11,140
Drafting, maps and printing	12	61	-	72
Drilling	-	1,902	-	1,902
Exploration administration	193	1,650	82	1,925
Foreign Exchange	-	81	-	81
Environment	-	16,372	-	16,372
Geochemistry	-	2,256	-	2,256
Geological consulting	20,909	21,311	-	42,220
Other consulting	-	59	-	59
Legal and accounting	-	1,815	97	1,912
Licenses, rights and taxes	2,951	2,718	-	5,669
Materials	90	3,641	-	3,731
Maintenance	1,114	2,000	-	3,114
Miscellaneous	-	126	115	242
Medical expenses	105	1,540	-	1,645
Public relations	325	7,560	153	8,038
Rent and utilities	887	4,940	309	6,136
Salaries and wages	1,038	25,199	636	26,873
Shipping	47	88	138	273
Telephone and communications	180	1,312	425	1,917
Travel and accommodation	1,753	14,006	50	15,809
Balance - end of period	$ 32,390	$ 116,991	$ 2,005	$ 151,386

RADIUS GOLD INC.
(An Exploration Stage Company)
INTERIM CONSOLIDATED SCHEDULE OF EXPLORATION EXPENDITURES
For the three months ended March 31, 2011
(Expressed in Canadian Dollars)

	Guatemala		Nicaragua	Mexico	Yukon/Alaska		Three Months
	General	Mineral	General	Mineral	General	Mineral	Ended March 31,
	Exploration	Concessions	Exploration	Concessions	Exploration	Concessions	2011
Camp, food and supplies	$ -	$ 8,941	$ 81	$ -	$ -	$ -	$ 9,022
Drafting, maps and printing	-	17,729	-	-	-	1,343	19,072
Drilling	-	319,300	-	-	-	-	319,300
Exploration administration	-	3,533	14	-	-	668	4,215
Foreign Exchange	-	74	30	9	-	-	113
Environment	-	39	-	-	-	-	39
Geochemistry	28	22,098	-	-	129	-	22,255
Geological consulting (Note 9)	2,446	52,717	-	-	813	22,366	78,342
Other consulting	29,284	1,878	-	-	-	-	31,162
Legal and accounting	-	3,443	287	1,629	-	-	5,359
Licenses, rights and taxes	-	2,935	2,645	1,857	-	34	7,471
Linecutting and trenching	-	327	-	-	-	-	327
Materials	-	11,003	-	-	-	495	11,498
Maintenance	-	6,799	85	-	-	-	6,884
Miscellaneous	-	197	47	-	-	2,087	2,331
Medical expenses	1,334	1,005	144	-	-	-	2,483
Public relations	-	2,919	319	-	11,660	-	14,898
Rent and utilities	-	5,638	304	-	-	-	5,942
Salaries and wages	2,551	39,069	2,671	-	159	24,819	69,269
Shipping	-	239	293	90	-	167	789
Telephone and communications	-	1,026	382	180	-	-	1,588
Travel and accommodation	-	10,709	-	-	-	39	10,748
	35,643	511,618	7,302	3,765	12,761	52,018	623,107
Expenditures recovered	-	-	-	-	-	(25,000)	(25,000)
Balance - end of period	$ 35,643	$ 511,618	$ 7,302	$ 3,765	$ 12,761	$ 27,018	$ 598,107